Exhibit 99.1
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
On March 31, 2020, the Partnership, through its wholly owned indirect subsidiary DKL Permian Gathering, LLC ("DKL PG"), entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with Delek US Holdings, Inc. ("Delek Holdings") and certain subsidiaries of Delek Holdings (such subsidiaries, the "Contributors"). Pursuant to the Contribution Agreement, DKL PG acquired (the "Acquisition") the principal assets of Contributors' crude oil gathering system located in Howard, Borden and Martin Counties, Texas (the "Big Spring Gathering System"), which excludes the Midland Connector System's assets which are under construction. Total consideration for the Acquisition was approximately $145.5 million, subject to certain post-closing adjustments, comprised of (i) $100 million in cash financed with borrowings under Delek Logistics' revolving credit facility and (ii) 5,000,000 newly issued common units of limited partnership interest in the Partnership (the "New Units").
The unaudited pro forma consolidated financial statements of the Partnership for the year ended December 31, 2019 and the three-month periods ended March 31, 2020 and March 31, 2019, which reflected Delek Logistics' acquisition of Big Spring Gathering System as if it occurred on January 1, 2019, were included in Exhibit 99.3 to our Current Report on Form 8-K/A, filed with the SEC on June 11, 2020, which is incorporated by reference herein. See "Incorporation of Information by Reference." The Unaudited Pro Forma Condensed Consolidated Financial Statements included therein have been derived from, and should be read in conjunction with, the following carve-out financial statements of Big Spring Gathering System:
•the audited financial statements of Big Spring Gathering System as of and for the year ended December 31, 2019 set forth in Exhibit 99.1 to Delek Logistics' Current Report on Form 8-K/A filed with the U.S. Securities and Exchange Commission ("SEC") on June 11, 2020, which is incorporated by reference herein (see "Incorporation of Information by Reference"); and
•the unaudited interim financial statements of Big Spring Gathering System as of March 31, 2020 and for the three months ended March 31, 2020 and March 31, 2019 set forth in Exhibit 99.2 to Delek Logistics' Current Report on Form 8-K/A filed with the SEC on June 11, 2020, which is incorporated by reference herein (see "Incorporation of Information by Reference").
The unaudited pro forma condensed consolidated financial information provided herein reflect the Partnership's pro forma statement of income for the six months ended June 30, 2020, presented as if the acquisition of the Big Spring Gathering System had occurred on January 1, 2020. This unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations, nor is such unaudited pro forma condensed consolidated financial information necessarily indicative of the results to be expected for any future period. The pro forma adjustments are based on estimates and currently available information and assumptions that management believes are reasonable. The unaudited notes to the Unaudited Pro Forma Condensed Consolidated Statement of Income provide a discussion of how such adjustments were derived and presented in the unaudited pro forma financial information.
The unaudited pro forma condensed consolidated financial information and related notes thereto were derived from and should be read in conjunction with the historical condensed consolidated financial statements and related notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 7, 2020.

Exhibit 99.1

Unaudited Pro Forma Condensed Consolidated Statement of Income
(in thousands)
	Three months ended March 31, 2020 (1)
	Delek Logistics Partners, LP	Big Spring Gathering System	Pro Forma Adjustments		Delek Logistics Partners, LP Pro Forma	Delek Logistics Partners, LP - Three months ended June 30, 2020 (as reported) (2)	Delek Logistics Partners, LP Pro Forma - Six months ended June 30, 2020
Net revenues:
Affiliates	$106,699	$4,172	$(679)	(a)	$110,192	$87,629	$197,821
Third party	56,702	—	—		56,702	30,008	86,710
Net revenues	163,401	4,172	(679)		166,894	117,637	284,531
Cost of sales:
Cost of materials and other	101,293	—	—		101,293	43,892	145,185
Operating expenses (excluding depreciation and amortization presented below)	13,954	1,505	—		15,459	11,623	27,082
Depreciation and amortization	5,803	3,319	—		9,122	8,223	17,345
Total cost of sales	121,050	4,824	—		125,874	63,738	189,612
Operating expenses related to wholesale business (excluding depreciation and amortization presented below)	790	—	—		790	826	1,616
General and administrative expenses	6,130	1,523	(679)	(a)	6,974	4,721	11,695
Depreciation and amortization	496	—	—		496	471	967
Other operating income, net	(107)	—	—		(107)	—	(107)
Total operating costs and expenses	128,359	6,347	(679)		134,027	69,756	203,783
Operating income (loss)	35,042	(2,175)	—		32,867	47,881	80,748
Interest expense, net	11,824	—	—		11,824	10,670	22,494
Other income, net	—	(27)	—		(27)	(6,462)	(6,489)
Income from equity method investments	(5,553)	—	—		(5,553)	(2)	(5,555)
Total non-operating expenses, net	6,271	(27)	—		6,244	4,206	10,450
Income (loss) before income tax expense	28,771	(2,148)	—		26,623	43,675	70,298
Income tax expense (benefit)	975	(493)	493	(b)	975	(740)	235
Net income (loss)	$27,796	$(1,655)	$(493)		$25,648	$44,415	$70,063
Net income (loss) attributable to unit holders	$27,796	$(1,655)	$(493)		$25,648	$44,415	$70,063
(1) As previously reported in Exhibit 99.3 to our Current Report on Form 8-K/A, filed with the SEC on June 11, 2020.
(2) As reported on our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 7, 2020.
Note 1 - Basis of Presentation
The unaudited pro forma condensed consolidated financial information presents the application of pro forma adjustments to our historical financial statements to reflect (i) the Acquisition and (ii) the payment of estimated expenses in connection with the Acquisition. The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2020 give effect to the Acquisition as if it had occurred on January 1, 2020.
Note 2 - Pro Forma Net Income
(a) Reflects the elimination of intercompany revenue and expenses between the Partnership and Big Spring Gathering System for certain management fees.
(b) Reflects the elimination of the income tax expense to reflect that the Partnership and DKL Permian Gathering, LLC are pass-through non-taxable entities.